

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 27, 2008

Mr. Robbi Buchholtz
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 SD Highway 34
P.O. Box 100
Wentworth, SD 57075

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended March 31, 2008**
> **File No. 0-50254**

Dear Mr. Buchholtz:

> We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

> Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Business</u>

2. Considering the nature of your raw materials and your end products, it appears that relevant market data concerning your basic inputs and outputs will make the disclosures about your business more meaningful to readers, by providing more context. Please provide disclosures showing the most relevant comparable market prices of the following items over time, including the three years presented:

    -   Ethanol;
    -   Distillers Grains, by type;
    -   Corn;
    -   Natural Gas.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

3. We note that you include certain percentage increases and decreases in volumes for your revenues and costs of revenues. In future filings in order to provide a more clear understanding of your revenues and cost of revenues, please present your actual volume and actual price information for each period presented for the following items:

    -   Volumes sold and average selling price of ethanol;
    -   Volume sold and average selling price for each type of distiller's grain;
    -   Volume used and average price per bushel of corn;
    -   Volume used and average price of natural gas.

4. Considering the proportional calculations of corn and natural gas costs in 2007 and 2006, it appears that costs unrelated to corn and natural gas increased by almost $6 million. Please explain this increase to us and in future filings, discuss all substantial increase in costs of revenue.

5. We note that your results of operations are materially impacted by the price of
    raw materials, in particular the price of corn. We also note general narrative
    disclosures concerning your use of derivatives and the overall impact of such
    instruments on pages 37 and 48. However your discussions do not address in
    particular the underlying reasons such instruments impacted each year by the
    amounts disclosed. In other words, there is no analysis as to why you were
    impacted so heavily by the increase in corn prices in 2007 and the impact of your
    derivative contracts was so minimal. For example, it is unclear whether your
    positions were too small relative to raw material needs, or whether your strategies
    and assumptions resulted in less favorable impacts. In contrast, during a period of
    lower corn prices in 2006, you were materially and favorably impacted by the use
    of such instruments.

    We also note that in the first quarter of 2008 you disclose that the 41% increase in
    corn prices was offset by your hedge position. You do not explain why your
    hedges did not offset the price increases in the comparable period in 2007.
    Comparative analysis should take into account all activities for each period.
    Considering how important such instruments are to your results of operations,
    their impact should be carefully analyzed. Please explain to us and revise future
    filings to provide a transparent analysis explaining to readers the impact of
    derivatives for each year and the underlying reasons for such impact.

    Finally, at each reporting date, you should report the notional amount of your
    derivatives by type, the basic terms and pricing of your contracts, and in MD&A
    explain your basic hedge position with regards to raw material costs. See Item
    305 of Regulation S-K for more guidance on quantitative and qualitative
    disclosures about market risk.

Item 9A(T) – Controls and Procedures, page 57

6. Please disclose whether there have been any changes in your internal controls and
    procedures during the most recently completed quarter. See Item 308T of
    Regulation S-K.

Exhibit 32 - Certifications

7. Your Exhibit 32 certifications pursuant to Section 906 of the Sarbanes-Oxley Act
    of 2002 refer to the three months ended December 31, 2007. Please revise the
    certifications so they refer to the year ended December 31, 2007.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

Item 4 – Controls and Procedures, page 22

8. You currently disclose that your management concluded that your internal control over financial reporting was effective as of December 31, 2007. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report, which would be March 31, 2008. See Item 307 of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant